April 22, 2013

By EDGAR

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn.:                 Jim B. Rosenberg

Lisa Vanjoske

Christine Allen

Re:                             NBTY, Inc.

Form 10-K for the Year Ended September 30, 2012

Filed on November 27, 2012

File No. 001-31788

Dear Mr. Rosenberg:

We are writing in response to your letter, dated April 12, 2013, regarding your review of NBTY, Inc.’s (the “Company”) Annual Report on Form 10-K for the Year Ended September 30, 2012 (the “10-K”).  We have provided a detailed analysis of our response to the comment contained in your letter (which comment is in bold), in order to facilitate your review.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Consolidated EBITDA, page 68

1.                                      Your proposed disclosure does not indicate how consolidated EBITDA for fiscal 2012 and 2013 were used in determining whether you met the ratios specified in your senior secured credit facilities. Provide us proposed disclosure to be included in future periodic reports that indicates what the ratios required by the covenants were for fiscal 2012 and 2011 and the actual ratios. Specify the two components of the ratio and if you must maintain a ratio of greater than or less than the ratio specified.

Response:

In response to the above comment, the Company will revise its disclosure in future filings by including the disclosure presented in italics below. This disclosure is in addition to the disclosure presented in bold below that the Company proposed in its response to Comment No. 1 of your letter dated March 1, 2013:

“EBITDA consists of earnings before interest expense, taxes, depreciation and amortization. Consolidated EBITDA, as defined in our senior secured credit facilities, as amended, eliminates the impact of a number of items we do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Consolidated EBITDA is a component of certain covenants under our senior secured credit facilities. We present Consolidated EBITDA because our senior secured credit facilities provide for certain total senior secured leverage ratio thresholds calculated on a period of four consecutive fiscal quarters, with respect to Consolidated EBITDA and the senior secured debt which can be reduced by unrestricted cash-on-hand up to a maximum of $150 million during any fiscal quarter end that revolving loans or letters of credit (to the extent not cash collateralized) are outstanding or at the time of incurrence of revolving loans. The maximum senior secured leverage ratio thresholds, to the extent then applicable, are as follows: 4.25 to 1.00 in fiscal 2013; 4.00 to 1.00 in fiscal 2014; 3.75 to 1.00 in fiscal 2015; 3.50 to 1.00 in fiscal 2016 and 3.25 to 1.00 in fiscal 2017. Furthermore, we consider both EBITDA and Consolidated EBITDA to be important supplemental measures of our performance and believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industries with similar capital structures. We believe issuers of debt securities also present EBITDA and Consolidated EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe that these items are appropriate supplemental measures of debt service capacity, because cash expenditures for interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; and depreciation and amortization are non-cash charges.”

The computation of our senior secured leverage ratio, to the extent then applicable, is as follows:

		Fiscal 2012		Fiscal 2011

Senior Secured Debt		$1,507,500		$1,736,875
Less up to $150,000 unrestricted cash balance:		(150,000)		(150,000)
	(a)	$1,357,500		$1,586,875

Consolidated EBITDA	(b)	$560,925		$556,101

Senior Secured Leverage Ratio	(a /b)	2.42	x	2.85	x
Maximum Allowed (per the senior secured credit facilities)		4.50	x	4.75	x

*              *              *

In connection with delivering this response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities & Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the staff’s comments and look forward to resolving any outstanding issues as quickly as possible. We appreciate your careful review of our filings and would be pleased to discuss these matters further at your request. Please do not hesitate to contact me at 631-200-6200.

Sincerely,

		By:	/s/ Michael Collins
Michael Collins
Chief Financial Officer

cc:	Christopher Brennan, Esq.
NBTY, Inc.